Exhibit 99.1

Stockholm, Sweden	June 25, 2020

Bulletin from the annual general meeting of Calliditas Therapeutics AB (publ)

The following resolutions were passed at Calliditas Therapeutics AB (publ) (“Calliditas”) annual general meeting held today, on June 25, 2020, in Stockholm.

Adoption of income statement and balance sheet for the financial year 2019 and discharge from liability

The annual general meeting resolved to adopt the income statement and the consolidated income statement for the financial year 2019 as well as the balance sheet and consolidated balance sheet as of 31 December 2019. The members of the board of directors and the managing director were discharged from liability for the financial year 2019.

Allocation of profit or loss

The annual general meeting resolved, in accordance with the board of directors’ proposal, that no dividend shall be paid for 2019 and that the results of the Company shall be carried forward.

Election of board members, auditors, fees to the board of directors and auditors

The annual general meeting resolved, in accordance with the nomination committee’s proposal, that the number of members of the board of directors shall be five without deputies and that the number of auditors shall be one without deputies.

In accordance with the nomination committee’s proposal, Elmar Schnee, Hilde Furberg, Lennart Hansson and Diane Parks were re-elected as members of the board of directors, and Molly Henderson was elected as new member of the board of directors, for the period until the end of the next annual general meeting. Elmar Schnee was re-elected as the chairman of the board of directors. The audit firm Ernst & Young AB was elected auditor of the Company for the period until the end of the next annual general meeting, and it was noted that the authorized public accountant Fredrik Norrman will continue as auditor in charge.

The annual general meeting further resolved, in accordance with the nomination committee’s proposal and for the time period until the end of the next annual general meeting, that the directors’ fees shall be paid in the amount of SEK 850,000 to the chairman of the board of directors and in the amount of SEK 250,000 to each of the other members, with SEK 150,000 to the chairman of the audit committee and with 75,000 SEK to the other members of the audit committee as well as with SEK 50,000 to the chairman of the remuneration committee and SEK 25,000 to the other members of the remuneration committee. In addition to the above remuneration, it was determined that board members residing in the United States shall receive an additional amount of SEK 140,000 and that board members residing in Europe, but outside the Nordics, shall receive an additional amount of SEK 50,000. The annual general meeting further resolved, in accordance with the nomination committee’s proposal, that the remuneration to the auditor shall be paid in accordance with approved statement of costs.

Nomination committee for the next annual general meeting

The annual general meeting resolved, in accordance with the nomination committee’s proposal, on principles for appointing the nomination committee. In short, the nomination committee should be composed of the chairman of the board of directors together with one representative of each of the three largest shareholders, based on ownership in the Company as of the expiry of the third quarter of the financial year.

Guidelines on remuneration to group management and board members

The annual general meeting resolved, in accordance with the proposal from the board of directors, on guidelines for remuneration to group management and board members. In short, the guidelines state that remuneration within Calliditas shall be based on principles of performance, competitiveness and fairness. The remuneration to group management and board members may consist of fixed remuneration, variable remuneration, share and share price-related incentive programs, pension and other benefits.

Long-term performance-based incentive program for certain members of the board of directors

The annual general meeting resolved, in accordance with the nomination committee’s proposal, to adopt a new long-term performance-based incentive program for certain members of the board of directors, including a resolution to issue not more than 40,000 warrants to ensure delivery of shares to participants under the program. The incentive program entails that main owner independent members of the board of directors will be granted share awards, free of charge, that can entitle to shares in Calliditas, subject to the fulfilment of certain performance conditions.

Authorization to issue new shares

The annual general meeting resolved, in accordance with the board of directors’ proposal, to authorize the board of directors, at one or several occasions and for the period up until the next annual general meeting, to increase the Company’s share capital by issuing new shares. Such share issue resolution may be carried out with or without deviation from the shareholders’ preferential rights and with or without provisions for contribution in kind, set-off or other conditions. The authorization may only be utilised to the extent that it corresponds to a dilution of not more than 20 per cent of the total number of shares outstanding at the time of the general meeting’s resolution on the proposed authorization.

Amendment to the articles of association

The annual general meeting resolved, in accordance with the board of directors’ proposal, to amend the articles of association by introduction of a new section regarding forum for resolving any complaint in the United States, should such be filed.

For further information, please contact:

Mikael Widell, Head of Communications

Email: mikael.widell@calliditas.com

Telephone: +46 703-11 99 60

About Calliditas

Calliditas Therapeutics is a specialty pharmaceutical company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas' lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of the autoimmune renal disease IgA nephropathy, or IgAN, for which there is a high unmet medical need and there are no approved treatments. Calliditas is running a global Phase 3 study within IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.